UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. )*
Æterna Zentaris Inc.

(Name of Issuer)
Common Shares, no par value per share

(Title of Class of Securities)
007975204

(CUSIP Number)
April 15, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
a.	☐ Rule 13d-1(b)

b.	☑ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	007975204

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Cranshire Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,568,456

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,568,456

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,568,456 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	007975204

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Downsview Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,657,346

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,657,346

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,657,346 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO; HC

CUSIP No.	007975204

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Mitchell P. Kopin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,657,346

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,657,346

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,657,346 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Item 1.
(a) Name of Issuer
Æterna Zentaris Inc. (the “Issuer”)
(b) Address of Issuer’s Principal Executive Offices
1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5
Item 2.
(a) Name of Person Filing
(b) Address of Principal Business Office or, if none, Residence
(c) Citizenship
This Schedule 13G is being filed on behalf of (i) Cranshire Capital, L.P., an Illinois limited partnership (“Cranshire”), (ii) Downsview Capital, Inc., an Illinois corporation (“Downsview”), and (iii) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin,” together with Cranshire and Downsview, the “Reporting Persons”).

Downsview also serves as the investment manager to a managed account ("the Managed Account"). In such capacity, Downsview exercises voting and investment power over the Common Shares held for the account of the Managed Account.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 3100 Dundee Road, Suite 703, Northbrook, Illinois 60062.
(d) Title of Class of Securities
Common shares, no par value per share, of the Issuer (the “Common Shares”)
(e) CUSIP Number
007975204
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
(a) and (b):
(i) Immediately following the execution of the Securities Purchase Agreement with the Issuer on April 15, 2010 (as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 16, 2010), each of Downsview and Mr. Kopin may be deemed to beneficially own 3,657,346 Common Shares, and all such Common Shares in the aggregate represent beneficial ownership of approximately 5.5% of the Common Shares, based on (1) 63,089,954 Common Shares issued and outstanding on December 31, 2010, plus (2) 3,555,556 Common Shares to be issued to Cranshire at the closing of the transaction described above and (3) 88,890 Common Shares to be issued to the Managed Account at the closing of the transaction described above. The foregoing excludes (I) 1,422,222 Common Shares issuable upon exercise of a warrant to be issued to Cranshire at the closing of the transaction described above (the “Warrant”) because the Warrant is not exercisable until six (6) months following the date of issuance (and the Warrant also contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Shares), (II) 279,256 Common Shares issuable upon exercise of another warrant held by Cranshire (the “Other Warrant”) because the Other Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Other Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates and any other persons whose beneficial ownership would be aggregated with the holder’s, of more than 4.99% of the Common Shares and (III) 35,556 Common Shares issuable upon exercise of a warrant to be issued to Managed Account at the closing of the transaction described above (the “Managed Account Warrant”) because the Managed Account Warrant is not exercisable until six (6) months following the date of issuance (and the Managed Account Warrant also contains a blocker provision under which the holder thereof does not have the right to exercise the Managed Account Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Shares). Without such blocker provisions (and assuming the Warrant and Managed Account Warrant are currently exercisable), each of Downsview and Mr. Kopin may be deemed to beneficially own 5,394,380 Common Shares.

(ii) Immediately following the execution of the Securities Purchase Agreement with the Issuer on April 15, 2010 (as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 16, 2010), Cranshire may be deemed to beneficially own 3,568,456 Common Shares, and all such Common Shares in the aggregate represent beneficial ownership of approximately 5.4% of the Common Shares, based on (1) 63,089,954 Common Shares issued and outstanding on December 31, 2010, plus (2) 3,555,556 Common Shares to be issued to Cranshire at the closing of the transaction described above. The foregoing excludes (I) 1,422,222 Common Shares issuable upon exercise of a warrant to be issued to Cranshire at the closing of the transaction described above (the “Warrant”) because the Warrant is not exercisable until six (6) months following the date of issuance (and the Warrant also contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Shares) and (II) 279,256 Common Shares issuable upon exercise of another warrant held by Cranshire (the “Other Warrant”) because the Other Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Other Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates and any other persons whose beneficial ownership would be aggregated with the holder’s, of more than 4.99% of the Common Shares. Without such blocker provisions (and assuming the Warrant is currently exercisable), Cranshire may be deemed to beneficially own 5,269,934 Common Shares.
(c) (i)	Number of shares as to which each of Downsview and Mr. Kopin has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote 3,657,346.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 3,657,346.
(ii)	Number of shares as to which Cranshire has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote 3,568,456.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 3,568,456.
Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          Date: April 26, 2010

CRANSHIRE CAPITAL, L.P.
By:	Downsview Capital, Inc., its general partner

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

/s/ Mitchell P. Kopin
Mitchell P. Kopin

Exhibit 1
JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: April 26, 2010

CRANSHIRE CAPITAL, L.P. By: Downsview Capital, Inc., its general partner
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

/s/ Mitchell P. Kopin
Mitchell P. Kopin